UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Nvni Group Limited

(Name of Issuer)

Ordinary shares, par value $0.00001 per share

(Title of Class of Securities)

G50716102

(CUSIP Number)

Pierre Schurmann

c/o Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(+55 11) 5642-3370

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G50716102	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Pierre Schurmann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,475,730(1)(2)(3)(4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,136,737(4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14, 475,730(1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.57%(5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

1,010,326 shares of Nvni Group Limited’s (the “Issuer”) ordinary shares, par value $0.00001 per share (“Ordinary Shares”) are held directly by Labsyl Ltd., a British Virgin Islands limited liability company (“Labsyl”). Pursuant to the Labsyl Power of Attorney (described in Item 6 below), Pierre Schurmann (the “Reporting Person”) is the sole power-of-attorney with sole voting power with respect to such shares.

(2)

183,181 Ordinary Shares are held directly by Coppi International Ltd., a British Virgin Islands limited liability company (“Coppi”). Pursuant to the Coppi Power of Attorney (described in Item 6 below), the Reporting Person is the sole power-of-attorney with sole voting power with respect to such shares.

(3)

145,486 Ordinary Shares are held directly by Rodrigo Natale. Pursuant to the Natale Power of Attorney (described in Item 6 below), the Reporting Person is the sole power-of-attorney with sole voting power with respect to such shares.

(4)

13,136,737 Ordinary Shares are held directly by Heru Investment Holdings Ltd., a British Virgin Islands limited liability company (“Heru”), of which the Reporting Person is the controlling manager with the sole voting and investment power over such shares.

(5)

The percentage set forth in row (13) is based on the Issuer’s 28,622,410 Ordinary Shares outstanding on February 20, 2024, based on the 27,732,999 Ordinary Shares outstanding as disclosed in the Issuer’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on September 29, 2023, the additional 662,941 Ordinary Shares issued and outstanding as disclosed in the Issuer’s Form 6-K filed with the SEC on January 11, 2024 and the additional 226,470 Ordinary Shares issued and outstanding as disclosed in the Issuer’s Form 6-K filed with the SEC on February 20, 2024.

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Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the initial Schedule 13D (the “Initial Schedule 13D”) filed by the Reporting Person with the SEC on October 10, 2023, as amended on January 12, 2024 (the “Amendment No. 1”). The Initial Schedule 13D, as amended by Amendment No. 1 and this Amendment No. 2 (the “Schedule 13D”), relates to the Ordinary Shares of the Issuer. The Issuer’s principal executive office is located at P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, Cayman Islands KY1-1001, and its phone number is (+55 11) 5642-3370. Except as otherwise specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Initial Schedule 13D. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 2. Identity and Background.

Item 2(a) of the Initial Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by the Reporting Person with respect to 13,136,737 Ordinary Shares owned solely by Heru that resulted from the Contribution (as described in Item 3 below), 1,010,326 Ordinary Shares beneficially owned by the Reporting Person pursuant to the Labsyl Power of Attorney (as described in Item 6 below), 183,181 Ordinary Shares beneficially owned by the Reporting Person pursuant to the Coppi Power of Attorney (as described in Item 6 below) and 145,486 Ordinary Shares beneficially owned by the Reporting Person pursuant to the Natale Power of Attorney (as described in Item 6 below). The Reporting Person is the controlling manager with the sole voting and investment power over such Ordinary Shares owned by Heru.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Schedule 13D is hereby amended and restated as follows:

On September 29, 2023 (the “Closing Date”), the Issuer consummated a business combination pursuant to the Business Combination Agreement, dated February 26, 2023, (the “Original BCA,” as amended on September 28, 2023 (such amendment, the “BCA Amendment”), and as may be further amended, modified or supplemented from time to time, the “Business Combination Agreement”), by and among the Issuer, Nuvini Holdings Limited, an exempted company incorporated with limited liability in the Cayman Islands (“Nuvini”), Nuvini Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Mercato Partners Acquisition Corporation, a Delaware corporation (“Mercato”). Pursuant to the Business Combination Agreement, among other things, on the business day preceding the Closing Date, Nuvini shareholders (which then included Heru and Labsyl Ltd.) contributed (the “Contribution”) to the Issuer all of Nuvini’s issued and outstanding ordinary shares, par value $0.00001 per share in exchange for newly issued Ordinary Shares and (ii) on the Closing Date, Merger Sub merged with and into Mercato, with Mercato surviving as a wholly-owned, indirect subsidiary of the Issuer (the “Merger” and together with the Contribution and the other transactions contemplated by the Business Combination Agreement and its ancillary documents, the “Business Combination”).

On the Closing Date, Heru received 13,136,737 Ordinary Shares in exchange for all of its shares of Nuvini as contemplated by the Contribution. On the Closing Date, Labsyl Ltd. received 1,010,326 Ordinary Shares in exchange for all of its shares of Nuvini as contemplated by the Contribution, and the Reporting Person was named the sole power-of-attorney and given the sole voting power over those shares pursuant to the Labsyl Power of Attorney. On the Closing Date, Coppi International Ltd. and Rodrigo Natale received 183,181 and 145,486 Ordinary Shares, respectively, in exchange for all of their shares of Nuvini as contemplated by the Contribution. On December 26, 2023, the Reporting Person was named the sole power-of-attorney and given the sole voting power over 183,181 Ordinary Shares held directly by Coppi pursuant to the Coppi Power of Attorney. On February 19, 2024, the Reporting Person was named the sole power-of-attorney and given the sole voting power over Natale’s Ordinary Shares pursuant to the Natale Power of Attorney.

The information set forth in Item 4 and Item 6 is incorporated by reference in its entirety into this Item 3.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (d) of the Initial Schedule 13D is hereby amended and restated as follows:

(a)

As of the date of this Schedule 13D, the total number of Ordinary Shares the Reporting Person beneficially owns represents such percentage as set forth on the cover page to this Schedule 13D of the Ordinary Shares outstanding. The percentage used in this Schedule 13D is calculated based on 28,622,410 Ordinary Shares outstanding as of February 20, 2024.

(b)

Labsyl Ltd. is the record holder of 1,010,326 Ordinary Shares. The Reporting Person, as the sole power-of-attorney of Labsyl Ltd., has sole power to vote of 1,010,326 Ordinary Shares pursuant to the Labsyl Power of Attorney. Coppi International Ltd. is the record holder of 365,533 Ordinary Shares. The Reporting Person, as the sole power of attorney of Coppi International Ltd., has sole power to vote of 183,181 Ordinary Shares held directly by Coppi pursuant to the Coppi Power of Attorney. Rodrigo Natale is the record holder of 145,486 Ordinary Shares. The Reporting Person, as the sole power of attorney of Mr. Natale, has sole power to vote of 145,486 Ordinary Shares pursuant to the Natale Power of Attorney. The Reporting Person has the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, the 13,136,737 Ordinary Shares held of record by Heru.

(d)

Labsyl Ltd., has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of 1,010,326 Ordinary Shares that are subject to the Labsyl Power of Attorney (described in Item 6 below). Coppi International Ltd., has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of 183,181 Ordinary Shares that are subject to the Coppi Power of Attorney (described in Item 6 below). Rodrigo Natale has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of 145,486 Ordinary Shares that are subject to the Natale Power of Attorney (described in Item 6 below). Except as described in this Item 5(d), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the Ordinary Shares beneficially owned by the Reporting Person.

CUSIP No. G50716102	13D	Page 4 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Initial Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 4 is incorporated by reference in its entirety into this Item 6.

Business Combination Agreement

The Issuer, Nuvini, Merger Sub and Mercato entered into (i) on February 26, 2023, the Original BCA, pursuant to which, among others, on the Closing Date, the Business Combination took place and Heru received 13,136,737 Ordinary Shares in exchange for all of its shares of Nuvini; and (ii) on September 28, 2023, the BCA Amendment.

Copies of the Original BCA and the BCA Amendment are filed hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference in their entirety into this Item 6.

Lock-up Agreement

The Issuer and Heru entered into a Lock-up Agreement, dated September 29, 2023 (the “Lock-up Agreement”), providing that Heru will not, subject to certain exceptions (including the payment of taxes arising from the Business Combination), transfer any Lock-up Shares (as defined in the Lock-Up Agreement) during the period commencing from the Closing Date until one year after such date. A copy of the Lock-Up Agreement is filed as Exhibit 99.3 hereto and is incorporated by reference in its entirety into this Item 6.

Registration Rights Agreement

The Issuer and Heru entered into a Registration Rights Agreement, dated September 29, 2023 (the “Registration Rights Agreement”), with respect to certain Registrable Securities (as defined in the Registration Rights Agreement) held by certain Holders (as defined in the Registration Rights Agreement and including Heru and Labsyl Ltd.), pursuant to which the Issuer agreed to file a shelf registration statement registering the resale of all of the Registrable Securities of the Holders no later than 30 calendar days following the Closing Date. The Issuer also agreed to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. A copy of the Registration Rights Agreement is filed as Exhibit 99.4 hereto and is incorporated by reference in its entirety into this Item 6.

Labsyl Power of Attorney

Labsyl Ltd., a British Virgin Islands limited liability company, issued an irrevocable power of attorney and proxy, dated September 28, 2023, relating to 1,010,326 Ordinary Shares owned by Labsyl Ltd. (the “Labsyl Power of Attorney”) in favor of the Reporting Person, pursuant to which Labsyl Ltd. irrevocably designated, constituted and appointed the Reporting Person as its proxy and duly authorized attorney-in-fact with the power to attend and vote at any meetings of the members of the Issuer. A copy of the Labsyl Power of Attorney is filed as Exhibit 99.5 hereto and is incorporated by reference in its entirety into this Item 6.

Coppi Power of Attorney

Coppi International Ltd., a British Virgin Islands limited liability company, issued an irrevocable power of attorney and proxy, dated December 26, 2023, relating to 183,181 Ordinary Shares owned by Coppi International Ltd. (the “Coppi Power of Attorney”) in favor of the Reporting Person, pursuant to which Coppi International Ltd. irrevocably designated, constituted and appointed the Reporting Person as its proxy and duly authorized attorney-in-fact with the power to attend and vote at any meetings of the members of the Issuer. A copy of the Coppi Power of Attorney is filed as Exhibit 99.6 hereto and is incorporated by reference in its entirety into this Item 6.

Natale Power of Attorney

Rodrigo Natale, issued an irrevocable power of attorney and proxy, dated February 19, 2024, relating to 145,486 Ordinary Shares owned by Mr. Natale (the “Natale Power of Attorney”) in favor of the Reporting Person, pursuant to which Mr. Natale irrevocably designated, constituted and appointed the Reporting Person as its proxy and duly authorized attorney-in-fact with the power to attend and vote at any meetings of the members of the Issuer. A copy of the Natale Power of Attorney is filed as Exhibit 99.7 hereto and is incorporated by reference in its entirety into this Item 6.

*****

The foregoing descriptions of the Business Combination Agreement, Lock-up Agreement, Registration Rights Agreement, Labsyl Power of Attorney, Coppi Power of Attorney and Natale Power of Attorney do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as exhibits to this Schedule 13D and are incorporated herein by reference.

CUSIP No. G50716102	13D	Page 5 of 6 Pages

Item 7. Material to be Filed as Exhibits.

Item 7 of the Initial Schedule 13D is hereby amended by adding the following items after item 99.6 thereof:

Exhibit No.	Description

99.7*	Irrevocable Power of Attorney and Proxy Relating to the Shares and Related Rights in Nvni Group Limited, dated February 19, 2024, by and between Rodrigo Natale and Pierre Schurmann.

*	Filed herewith.

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2024	PIERRE SCHURMANN

/s/ Pierre Schurmann